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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 1)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)

                            ------------------------

                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014
                                 (214) 688-1800
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

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
            JEFFERY M. SONE, ESQ.                        CHARLES S. GILBERT, ESQ.
             ARTER & HADDEN, LLP                           JACKSON WALKER L.L.P.
        1717 MAIN STREET, SUITE 4100                    901 MAIN STREET, SUITE 6000
            DALLAS TX 75201-4605                            DALLAS, TEXAS 75202
               (214) 761-2100                                 (214) 953-6000
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    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer")
disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998
(the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation
(the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services,
Inc., a Delaware corporation ("Parent") for 8,704,238 shares of Common Stock, par value $.10 per share (the "Shares"), of the Company. The purpose of this
Amendment No. 1 is to amend and supplement Item 9 of the Schedule 14D-9 as described below.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and restated as follows:

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Exhibit 1  Agreement and Plan of Merger, dated October 18, 1998, among Parent, the Company and Purchaser** ****

Exhibit 2  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Jerrold L. Morrison** ****

Exhibit 3  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Harvey Braswell** ****

Exhibit 4  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Thomas E. Kiraly** ****

Exhibit 5  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Bernard J. Owens** ****

Exhibit 6  Agreement, dated October 18, 1998 between the Company and Paul T. Stoffel** ****

Exhibit 7  Stock Tender Agreement, dated October 19, 1998, by and between Parent, Purchaser and each of Paul T. Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of P.E. Esping and as
           Director of the Esping Family Foundation** *****

Exhibit 8  Letter dated October 23, 1998, to the stockholders of the Company from the Chief
           Operating Officer of the Company* ****

Exhibit 9  Opinion of Donaldson Lufkin & Jenrette dated October 18, 1998* ****

Exhibit    Press Release by the Company, dated October 19, 1998** ****
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*     These documents are included in the materials mailed to stockholders pursuant to the Offer.

** These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

*** Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Securities and Exchange Commission upon request.

****  Previously Filed.

***** Filed herewith.

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                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

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                                BRC HOLDINGS, INC.

                                By:           /s/ JERROLD L. MORRISON
                                     -----------------------------------------
                                                Jerrold L. Morrison
                                                PRESIDENT AND CHIEF
                                                 OPERATING OFFICER
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Date: October 28, 1998

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